Exhibit 99.1

Gerhard Florin to Succeed Melvyn Morris as Chairman of the Board of King

London and New York, November 26, 2014 – King Digital Entertainment plc (NYSE: KING) announced today that Melvyn Morris has stepped down from the role of Chairman of the Board and will take a leave of absence from the Board for personal reasons with immediate effect.

Gerhard Florin, who has served as a member of the Board of Directors since September 2010 and is currently Chair of the company’s Compensation Committee, has been named Chairman of the Board. He has spent over 20 years in the entertainment and gaming industry with Electronic Arts and BMG, in both executive and supervisory roles.

“I would like to thank Mel for his leadership and support over many years,” said Riccardo Zacconi, King’s CEO. “His belief, energy, experience and insight have helped to make King a successful global business with hundreds of millions of players. We look forward to his rejoining the Board in due course and we look forward to working with Gerhard in his new role. Gerhard has played an important role during his tenure as a King board member, helping the company to grow into one of the most successful mobile gaming companies.”

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 348 million monthly unique users as of third quarter 2014, and offers more than 190 exclusive games in over 200 countries through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin and Singapore along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding rejoining the Board of Directors are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that unforeseen circumstances may change in the future with respect to King or Mr. Morris which would prevent Mr. Morris from rejoining the Board. New risks may also emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Contacts

Investors:
Alice Ryder, Vice President of Investor Relations ir@king.com

Media:
Susannah Clark, VP of Communications	Brunswick Group
press@king.com	kingteam@brunswickgroup.com